
November 4, 2024

Christopher G. Speaks
Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker VA 24260

      Re: New Peoples Bankshares, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated October 11, 2024
           File No. 000-33411

Dear Christopher G. Speaks:

      We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: John J. Boczar